                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
_______________________________________________________________

                                     SCHEDULE 13G

                Information Statement pursuant to Rule 13d-1 and 13d-2

                              (AMENDMENT NO.  1   )*



                                    Oak Industries
         -----------------------------------------------------------
                                   (NAME OF ISSUER)


                                     Common Stock
         -----------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)



                                      671400505
         -----------------------------------------------------------
                                    (CUSIP NUMBER)

_______________________________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))

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CUSIP NO.                                         Page 2 of 6 Pages
 671400505
-----------                                       ------------------

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON                06-1051282
    S.S. OR I.R.S. IDENTIFICATION NO.
    HL Investment Advisors, Inc.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
------------------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Connecticut
------------------------------------------------------------------------------
                      5    SOLE VOTING POWER
NUMBER OF SHARES      -------------------------------------------------------
BENEFICIALLY          6    SHARED VOTING POWER
OWNED AS OF                  971,200
DECEMBER 31, 1996     -------------------------------------------------------
BY EACH REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH           -------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                             971,200
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             971,200

     (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                          /----/
                                                          /----/
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     5.4%
------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*
               IA
------------------------------------------------------------------------------




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CUSIP NO.                                         Page 3 of 6 Pages
 671400505
-----------                                       ------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.

       Hartford Capital Appreciation Fund, Inc.
                                 22-2481744
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
      (A) [    ]
      (B) [    ]
------------------------------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
NUMBER OF SHARES     -------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER
OWNED AS OF                   971,200
DECEMBER 31, 1996    -------------------------------------------------------
BY EACH REPORTING    7    SOLE DISPOSITIVE POWER
PERSON WITH          -------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                              971,200
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  971,200

        (Not to be construed as an admission of beneficial ownership)
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        /----/
                                                        /----/
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     5.4%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
             IV

------------------------------------------------------------------------------

CUSIP NO.                                         Page 4 of 6 Pages
 671400505
-----------                                       ------------------



Item 1(a) Name of Issuer:
                    Oak Industries

Item 1(b) Address of Issuer's Principal Executive Offices:
                    Bay Colony Corporation Center
                    1000 Winter Street
                    Waltham, MA 02154

Item 2(a) Name of Person Filing:
                    HL Investment Advisors, Inc.
                    Hartford Capital Appreciation Fund, Inc.

Item 2(b) Address of Principal Business Office:
                    200 Hopmeadow Street
                    Simsbury, CT 06070


Item 2(c) Citizenship:
                    HL Investment Advisors, Inc.-Connecticut
                    Hartford Capital Appreciation Fund, Inc. - Maryland


Item 2(d) Title of Class of Securities:
                    Common Stock


Item 2 (e)     CUSIP Number:
                    671400505


Item 3.   Type of Reporting Person:
                    HL Investment Advisors, Inc., as a registered investment adviser.
                    Hartford Capital Appreciation Fund, Inc., as a registered investment management company.

Item 4.   Ownership as of December 31, 1997:

               (a)  Amount Beneficially Owned:

                    971,200 shares of common stock beneficially owned
                    including:
                                                       Number of Shares
                                                       ----------------
               HL Investment Advisors, Inc.                 971,200
               Hartford Capital Appreciation Fund, Inc.     971,200


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CUSIP NO.                                         Page 5 of 6 Pages
 671400505
-----------                                       ------------------



               (b)  Percent of Class:      5.4%

               (c) For information on voting and dispositive power with respect to the above listed shares, see items 5-8 of cover pages.

Item 5.   Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6.  Ownership of More than Five Percent on behalf of Another Person: N/A


Item. 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group:       N/A

Item 9.  Notice of Dissolution of Group:    N/A

Item 10.  Certification:

          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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CUSIP NO.                                         Page 6 of 6 Pages
 671400505
-----------                                       ------------------

          Signature
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998       HL Investment Advisors, Inc.
      -----------------

                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President


                              Hartford Capital Appreciation Fund, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President


*Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, between HL Investment Advisors, Inc. and Hartford Capital Appreciation Fund, Inc., this Schedule 13G is filed on behalf of each of them.

                                      EXHIBIT I

                                JOINT FILING AGREEMENT


          Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated:  February 12, 1998
        -----------------

                              HL Investment Advisors, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President


                              Hartford Capital Appreciation Fund, Inc.


                         BY:  /s/ Joseph H. Gareau
                              ------------------------------
                              Joseph H. Gareau
                              President